                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                              --------------------

                       ANGELES INCOME PROPERTIES, LTD. 6
                           (Name of Subject Company)

                        COOPER RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                              --------------------

                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                              --------------------

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on August 13, 1998 (the "Statement") by Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P., Insignia Properties Trust and Insignia Financial Group, Inc., relating to the tender offer of the Purchaser to purchase up to 20,000 of the outstanding units of limited partnership interest (the "Units") of Angeles Income Properties, Ltd. 6 at a purchase price of $225 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 13, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the original Statement.

         This amendment hereby supplements Exhibit (z)(1) to the original
Schedule 14D-1 to include the summary appraisal for Homestead Apartments referenced in Section 13 ("Background of the Offer") of the Offer to Purchase.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (z)(1) Summaries of appraisals referred to in the Offer to Purchase in
                Section 13 ("Background of the Offer").

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 14, 1998


                                       COOPER RIVER PROPERTIES, L.L.C.


                                       By: /s/ JEFFREY P. COHEN
                                          ------------------------------
                                           Jeffrey P. Cohen
                                           Manager



                                       INSIGNIA PROPERTIES, L.P.

                                       By: Insignia Properties Trust,
                                           its General Partner


                                       By: /s/ JEFFREY P. COHEN
                                          ------------------------------
                                           Jeffrey P. Cohen
                                           Senior Vice President



                                       INSIGNIA PROPERTIES TRUST


                                       By: /s/ JEFFREY P. COHEN
                                          ------------------------------
                                           Jeffrey P. Cohen
                                           Senior Vice President



                                       INSIGNIA FINANCIAL GROUP, INC.


                                       By: /s/ FRANK M. GARRISON
                                          ------------------------------
                                           Frank M. Garrison
                                           Executive Managing Director


                                       3